U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	December 11, 2013

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Kevin McGrath 1 (212) 245 4577 kevin@cameronassoc.com

MFC RESPONDS TO RHETORIC OF PETER KELLOGG AND IAT

THE KELLOGG GROUP IS ATTEMPTING TO DIVERT SHAREHOLDERS' ATTENTION FROM ITS QUESTIONABLE CONDUCT AND MOTIVES
VOTE YOUR WHITE PROXY TO STOP THE KELLOGG GROUP FROM OBTAINING CONTROL OF MFC’S BOARD WITHOUT PAYING YOU A CONTROL PREMIUM

NEW YORK (December 10, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) today responded to the proxy circular (the "Kellogg Circular") and press release issued by Peter Kellogg and IAT Reinsurance Company Ltd. (the "Kellogg Group") on December 9, 2013. The Kellogg Group continues to make vague accusations against MFC and its existing board and management in an attempt to divert shareholders' attention from the Kellogg Group's true intentions. MFC urges shareholders to vote the WHITE proxy and protect MFC from the Kellogg Group's plan to take control of its significant assets without paying shareholders a "control premium".

The Kellogg Circular and the Kellogg Group's other recent disclosures further validate MFC's serious concerns regarding the Kellogg Group's true intentions and their questionable past activities, which are addressed in the recent court actions commenced by MFC against the Kellogg Group and its affiliates, including, among others:

  If the Kellogg Group's concerns regarding the "strategic direction" and governance of MFC are legitimate, why has the Kellogg Group been continually purchasing MFC shares? Between April and October 2013 alone, the Kellogg Group acquired over 1.6 million MFC shares for approximately $13.1 million. These are not the actions of someone who has genuine concerns but, instead, are more in line with a scheme to complete a secret takeover of MFC. Why doesn't the Kellogg Group tell the truth about its intentions?

  MFC believes that the Kellogg Group triggered MFC's 2003 shareholder rights plan (the "2003 Rights Plan") between 2003 and 2006. The Kellogg Group continues to fail to provide MFC shareholders with legally required disclosure regarding its transactions in MFC shares during this period and seeks to sidestep the issue entirely. This is very concerning for MFC because the Kellogg Group has unfairly deprived MFC shareholders of their rights under the 2003 Rights Plan to purchase MFC shares at a very substantial discount to market price, representing an economic loss to other shareholders potentially in excess of hundreds of millions of dollars and unfairly maintained its share position in MFC, which, may well have been diluted to approximately 3% of the outstanding MFC shares. Why does the Kellogg Group not disclose its acquisitions during the relevant period? What is the Kellogg Group hiding?

PAGE 1/4

  In order to deflect shareholders' attention from the serious questions raised by MFC regarding the Kellogg Group's true intentions, the Kellogg Group has made various claims regarding its liquidity, focusing on its consolidated assets and long-term debt. Since the 2009 financial crisis, we have all seen many institutions profess financial strength when it is all a financial "house of cards". In its most recent Schedule13D, the Kellogg Group disclosed that it holds MFC shares in margin accounts. Why would the Kellogg Group seek to borrow $50 million from MFC and why would an offshore "insurance company" and its affiliates utilize high interest margin accounts if they have access to liquidity? It is absurd for an insurance company to disclose its short term financial assets and not disclose its insurance liabilities. This is what insurance companies do. Why does IAT not disclose its year end audited and most current financial statements, including truthful mark-to-market accounting of its holdings, instead of hiding behind the secrecy rules of an offshore tax haven? Shareholders have all seen this movie before.

  The Kellogg Group fails to explain why it was seeking to borrow $50 million from MFC in the third quarter of 2011, if, in fact, its financial position is as it now claims. At the same time, IAT's chief financial officer, David Pirrung, wrote to the IRS in relation to amounts required by the IRS to be paid by IAT, stating that:

"In response to these and subsequent bills, including the ones which I am paying today, as Chief Financial Officer of the taxpayer, I have made substantial and strenuous efforts to promptly pay amounts totaling approximately $170 million which is approximately 20% of the [Kellogg] Group's capital base. This is a particularly difficult economic time to liquidate holdings of such a significant percentage of the taxpayer's entire holdings and I have to take great pains to determine how best to liquidate assets without jeopardizing the company's continuing operations (emphasis added)."

  The Kellogg Group is yet to address the serious issues raised by MFC in its management proxy circular dated November 29, 2013, including the Kellogg Group's numerous and ongoing violations of Canadian and United States securities laws and unlawful acquisitions of MFC shares at the expense of other shareholders. Further, based on their insurance regulatory filings, it is apparent that a significant portion of the Kellogg Group's ownership of MFC shares is held by its U.S. regulated insurance companies like Harco National Insurance Company, Wilshire Insurance Company, Occidental Fire and Casualty Company of North Carolina, Acceptance Indemnity Insurance Company and Transguard Insurance Company of America, Inc., which have all traded in MFC shares over the years. Why does the Kellogg Group not comply with the rules and make truthful disclosure about all of the group's trading activities?

  The Kellogg Group has not provided any clear or cohesive plan or strategic vision for MFC in the event that its scheme to take control of the MFC board is successful.

The following is a timeline of significant events that expose the Kellogg Group's true intentions.

_____________________________

Date	Event
1999	The Kellogg Group acquires more than 10% of the outstanding MFC shares.
2003-2006	The 2003 Rights Plan is in place. The Kellogg Group fails to disclose its trading activities in order for shareholders to determine whether the Kellogg Group has triggered the 2003 Rights Plan. Why would the Kellogg Group not disclose this information as legally required if they had not triggered the 2003 Rights Plan?
2008	The IRS finds that the Kellogg Group unlawfully avoided taxes and orders the Kellogg Group to pay in excess of $186 million in unpaid taxes and interest.
June – November 2011	The Kellogg Group pays the IRS in excess of $186 million in unpaid taxes and interest.

PAGE 2/4

Date	Event
October 2011	IAT complains to the IRS about its liquidity crunch and losing 20% of its overall capital base as a result of payments to the IRS.
Q3 2011	The Kellogg Group approaches MFC for a $50 million loan, which MFC does not grant.
January 2013	The Kellogg Group announces the acquisition of an additional 7.1% of the MFC shares, increasing its ownership to 30.9% of the outstanding MFC shares. The pricing and timing of these acquisitions were not provided.
April 2013	The Kellogg Group seeks to recover from the IRS over $186 million in taxes, interest and "hot interest" it paid the IRS in June 2011 as a result of its failed tax scheme.
April 2013	The Kellogg Group acquires an additional 542,503 MFC shares, increasing its ownership to 31.8% of the outstanding MFC shares.
May 2013	The Kellogg Group acquires an additional 101,338 MFC shares, increasing its ownership to 32.0% of the outstanding MFC shares.
July 2013	The Kellogg Group acquires an additional 403,000 MFC shares, increasing its ownership to 32.8% of the outstanding MFC shares.
August 2013	The Kellogg Group acquires an additional 302,200 MFC shares, increasing its ownership to 33.3% of the outstanding MFC shares.
September 2013	The Kellogg Group acquires an additional 257,400 MFC shares, increasing its ownership to 33.7% of the outstanding MFC shares.
October 2013	The Kellogg Group files an amended Schedule 13D disclosing that Mr. Kellogg has approached MFC concerning the appointment of one additional director and ownership of 33.0% of the MFC shares.
October 2013	Alternative dispute resolution proceedings between the Kellogg Group and the IRS are stayed.
November 11, 2013	MFC adopts a shareholder rights plan.
November 25, 2013	The Kellogg Group launches its proxy contest for control of MFC.

_____________________________

Against this backdrop, it is apparent why the Kellogg Group chose now to launch its proxy contest – it wants "control" of MFC without paying a control premium to other shareholders. MFC believes that the Kellogg Group's vague and misleading reference to "strategic direction" for launching its proxy contest is simply designed to distract shareholders from its hidden agenda. Look at the facts and make your own decision with respect to the intentions of the Kellogg Group.

Instead of addressing the concerns outlined above, the Kellogg Group chose to spend its focus in the Kellogg circular on MFC's executive compensation practices and related governance policies. This is laughable given that MFC's chairman and chief executive officer's compensation, including annual bonuses, are generally on the lower end in comparison to industry and market peers.

Mr. Kellogg's only listed company directorship is with Nam Tai Electronics Inc. ("Nam Tai"), which in 2012, under Mr. Kellogg's direct supervision, paid its executive Chairman (who is also its chief financial officer and the president of its subsidiary) total compensation of approximately $1.5 million, more than 2.5 times the compensation paid by MFC to its Chairman and chief executive officer, while Nam Tai's book value was less than half of MFC's at the end of 2012 and its share price has declined from over $16.00 per share in December 2012 to under $7.25 per share on December 9, 2013. It is incomprehensible, given Mr. Kellogg's abysmal stewardship of Nam Tai, that he is now making his ridiculous and misleading comments regarding MFC.

PAGE 3/4

Further, in May 2013, a class action law suit was filed in the United States, District Court, Southern District of New York against Nam Tai and certain of its directors alleging that the defendants made misleading statements and failed to disclose material adverse facts about the company's business, operations and prospects. As it now attempts to paint itself as a defender of corporate governance, why has the Kellogg Group not expressed any "concern" or "apologies" regarding Nam Tai under Mr. Kellogg's watch?

Mr. Michael Smith, Chief Executive Officer, stated: “Shareholders should look at the facts and not allow themselves to be fooled by the Kellogg Group's rhetoric and overtures of camaraderie. Shareholders should ask themselves: Why would the Kellogg Group recently spend $13.1 million acquiring MFC shares if it was truly concerned about MFC's performance and future?

"The Kellogg Group now complains about MFC's existing board and management, which was in place during the extended period that the Kellogg Group was acquiring MFC shares. Despite the Kellogg Group's rhetoric, MFC's existing board and management have a strong record of generating growth for our shareholders and are executing a long-term strategy for the Company's growth."

Mr. Smith concluded: "Instead of this deflecting and misleading rhetoric, the Kellogg Group should be forthcoming with MFC shareholders about its intentions and give MFC shareholders the explanations they deserve. If the Kellogg Group wants control of MFC it should make a tender offer to all MFC shareholders on equal terms, with a premium for such control, and let shareholders decide if its offer is sufficient."

MFC urges shareholders to carefully review MFC’s letter to shareholders and Circular, which are available on SEDAR and EDGAR and on the Company's website at www.mfcindustrial.com/investor_relations, and promptly vote only their WHITE proxy well in advance of the proxy voting deadline of December 24, 2013 at 4:00 p.m. (Hong Kong time).

Regardless of the number of shares you own, we ask for your support by casting your vote today by completing and returning ONLY the WHITE proxy. If you have any questions or need assistance in casting your vote or completing your WHITE proxy, please call Mackenzie Partners Inc. within North America toll free at 1-800-322-2885, collect at (212) 929-5500, or by email at proxy@mackenziepartners.com.

PAGE 4/4